Filed by Ares Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

Set forth below is a transcript of the conference call held on December 6, 2022 announcing the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation (“AAC”) and X-energy Reactor Company, LLC (“X-Energy”).

Operator

Slide: X-energy logo

Good morning, and welcome to the investor conference call relating to the proposed business combination between X-energy Reactor Company, LLC, X-energy, and Ares Acquisition Corporation.

Today’s speakers include Allyson Satin, Chief Operating Officer of Ares Acquisition Corporation and Managing Director at Ares Management, David Kaplan, Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation, Co-Founder of Ares and Co-Chairman of the Ares Private Equity Group, J. Clay Sell, Chief Executive Officer of X-energy and Mark Mize, Chief Financial Officer of X-energy.

I would like to first remind everyone that this call contains forward-looking statements including, but not limited to, statements relating to X-energy’s and Ares Acquisition Corporation’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties and any related transactions, and future X-energy product development and performance. As stated in the press release issued today, Ares Acquisition Corporation has filed with the Securities and Exchange Commission an investor presentation that we encourage you to read which contains an overview of the transaction and important disclaimers regarding forward looking statements and other matters as well as certain risk factors, all of which also apply to today’s conference call.

I will now turn the call over to Allyson Satin. Please go ahead.

Slide: Ares is a Compelling SPAC Partner for X-energy

Allyson Satin, Chief Operating Officer of AAC and Managing Director, Ares Management Corporation

Welcome and thank you for joining us today. I’m Allyson Satin, Chief Operating Officer of Ares Acquisition Corporation and a Managing Director in the Strategic Initiatives Group at Ares Management.

We are very excited to talk to you about the opportunity and strategic rationale for our business combination with X-energy. Most of you know Ares Management Corporation, or Ares, is the sponsor of Ares Acquisition Corporation, or AAC, a special purpose acquisition company with over $1 billion dollars of cash-in-trust.

Founded in 1997, and with approximately $341 billion of assets under management, 2,500 employees and more than 885 investment professionals as of September 30, 2022, Ares is a leading global alternative investment manager operating more than 30 global offices. Through its five investment groups in credit, real assets, private equity, secondaries and strategic initiatives, Ares manages investments in more than 3,000 portfolio companies across over 30 industry sectors for nearly 2,000 limited partners.

A critical initiative for Ares and our Impact program is to support a just transition to a lower-carbon economy. We aim to be a market leader in environmental, social and governance integration and climate action, including through climate and sustainable investing. We have invested or committed approximately $3.4 billion since 2015 in companies and assets that are working to accelerate the energy transition. AAC has benefitted from Ares’ robust sourcing capabilities, and we have been incredibly disciplined in our review process and the number of opportunities that we evaluated to ensure that we identified a best-in-class opportunity for AAC shareholders. We are excited about this opportunity to partner with X-energy, which we believe is well positioned for long-term growth as a public company. Our climate infrastructure and power generation expertise and relationships have been invaluable in our due diligence efforts. As David will highlight, in our view, X-energy is developing safer, more efficient and among the most advanced small modular reactors and proprietary fuel technology to deliver safe, clean and affordable energy for the future, which is well-aligned with Ares’ focus on a just transition. I will now turn the call over to David, who will share our motivation and reasoning behind this partnership.

David Kaplan, CEO of Ares Acquisition Corporation and Co-Founder, Director and Partner of Ares Management Corporation

Thanks Allyson. We are happy to share our excitement and rationale about our long-term partnership with X-energy.

Slide: X-energy & Ares A Differentiated Partnership

First, as outlined on slide 4 of the investor presentation, it is critical that we all understand the significance of clean energy and the important role that nuclear will play in generating reliable clean energy in our path to a zero-carbon economy. In our view, advanced nuclear is not only a key component of the energy transition, but it is also vital to assuring our nation’s energy security.

Second, we believe there is significant opportunity here for an early mover such as X-energy – with its own proprietary technology – to become a leader in the addressable clean energy generation market. The total addressable market, or TAM, in the U.S., Canada and the U.K. alone is estimated to be approximately 471 giga-watts of additional energy capacity needed by 2040, of which approximately 15% are prime opportunities for advanced nuclear technology. We believe X-energy is well-positioned for long-term success due to its unique ability to address the needs of both power for the electric grid as well as to generate heat for industrial applications. As a result, X-energy has a prospective customer pipeline of approximately 30 potential unique customers, including Dow Inc. and Ontario Power Generation Inc., for both power generation and industrial use applications. We believe the identified end-markets represent a potential $500 billon revenue opportunity for plants constructed by 2040, growing to an approximately $1 trillion dollar revenue opportunity for plants constructed by 2050.

Third, with its next generation design, X-energy is not just a leader, but a game changer in the transition to clean energy. X-energy’s design drives enhanced safety, lower cost, faster construction timelines and modular scalability when compared against traditional nuclear technology, and it has broader use cases versus other small modular reactors, or SMRs.

Fourth, X-energy has received significant support from the United States Department of Energy. The Company was one of two companies selected for the DOE’s Advanced Reactor Demonstration Program. Under this program, the DOE has committed $1.2 billion in funding to support the commercialization of X-energy’s first reactor plant. The Company is a frontrunner in the deployment of advanced SMRs across North America and Europe.

Fifth, X-energy has an attractive, CapEx-light and services-driven business model, which generates recurring revenues from technology licensing, fuel sales and recurring service offerings. X-energy’s customers benefit from the direct support of our experienced team to navigate the complexities of permitting, construction and governmental agencies to increase certainty that projects can be brought to the marketplace in a relatively short period of time.

Sixth, in addition to the over $1 billion of cash-in-trust available from AAC, assuming no redemptions by AAC’s shareholders, Ares has committed $75 million of capital to invest in the Company. Not only is this a great growth story with a leading company in the clean energy space, but we believe that if X-energy was coming to market a year ago – with the current realizations around the importance of nuclear power for clean and secure energy – the valuation of X-energy would be significantly higher than where we have currently structured this transaction.

Finally, I would like to highlight the X-energy management team, whose members have an average of more than 25 years of experience in the nuclear and energy industries with expertise around design, operations, government relations and public markets. In particular, one of the most important validations for the business and its future prospects was when Clay Sell decided to join the firm as CEO. Clay is one of the foremost leaders in the U.S. energy market and, as the former Deputy Secretary of the U.S. Department of Energy, Clay had a bird’s eye view of the entire U.S. energy industry, including the long-term direction of U.S. energy markets and the key players in the space. The fact that Clay chose to lead X-energy is a testament to the technology and market opportunity ahead of us.

With that, I’ll turn things over to Clay to talk about the exciting opportunities ahead for X-energy.

J. Clay Sell – CEO, X-energy

Slide: Introduction & Company Overview

Thank you, David. And good morning to everyone.

I will begin by providing an overview of X-energy, the technology we have developed and the market underpinning our growth. I will then turn the call over to our Chief Financial Officer, Mark Mize, to review our financial and business model and provide a brief overview on the transaction.

Slide: Two Challenges in Opposition

The world is now recognizing something that we have long believed at X-energy: nuclear is the only energy source that can provide consistent, reliable, and scalable zero-carbon energy solutions.

It can also be implemented on a timeline that addresses the rapidly growing decarbonization and energy demand challenges facing the world today.

Given the capabilities of nuclear technology, we see a significant global addressable market opportunity. We wanted to partner with Ares because of its investment expertise, industry and investor relationships, and access to capital across its global platform that we believe can enhance our business. We are thrilled to partner with Ares on this transaction.

Slide: Our Traction

As we show on slide 9, X-energy began in 2009 as a concept; to study, develop, design, and innovate nuclear technology. The goal was to create nuclear technology that was affordable, relatively easy and quick to deploy, and most importantly, able to further enhance the safety profile of nuclear power. By 2015, the Company began developing TRISO-X fuel: a robust fuel used in the nuclear reactor’s core that is designed to be “meltdown proof,” withstanding high temperatures and extreme adverse conditions. I joined the Company in 2019 as commercialization efforts were beginning, having always believed since I served as Deputy Secretary of Energy that nuclear energy is going to be an integral part in helping the world meet interdependent goals to decarbonize and address rapidly growing energy demand. X-energy is set to receive $1.2 billion in federal funding from the DOE as the recipient of one of two demonstration awards. That brings us to today, where we have developed a proprietary, high-performing reactor called the Xe-100, which utilizes our clean and safe fuel, TRISO-X.

Slide: Xe-100 A Pioneering Gen IV Nuclear Reactor

Turning to slide 15 in our investor presentation. The Xe-100 is a proprietary, advanced nuclear reactor, capable of generating 80 mega-watts of electricity. The reactor is designed to be modular with manufactured simple, standardized components allowing for mass production and shipment to site by freight vehicle. This drives scalability, accelerates timelines and creates more predictable and manageable construction costs in contrast to traditional nuclear energy facilities.

Each reactor module is connected to its own steam turbine generator or process heat offtake, allowing modules to be constructed and operated independently, and even added as demand grows. We believe this enables reduced onsite work with a significant portion of quality control shifted to centralized fabrication and integration facilities.

In addition, it can integrate into and address the needs of both large and regional electricity systems through more efficient load ramping – it can go from 100% power down to 40% power in 12 minutes, and back up to full power in the same amount of time.

The Xe-100 is designed to be intrinsically safe. The reactor requires one-sixth of the safety systems of a traditional reactor and fewer materials. Our design has allowed us to reduce concrete use by 95% compared with legacy nuclear plants. Additionally, we have developed a simple control system with just 4 variables for more automated operations and fewer personnel.

Slide: Xe-100 is Attractive Compared to Conventional Nuclear

As you can see on slide 16, we have also reduced the friction cost for customers who want to utilize our technology. Typically, a large-scale nuclear facility requires a 200,000-acre area for its emergency planning zone. The Xe-100 four-reactor plant is designed to only require 26 acres for its entire site-bounded emergency planning zone. Additionally, the lower capital costs expected with our design should make the Xe-100 more accessible to customers.

Slide: Energy for the Future

To help investors see the difference in our reactor facilities versus a traditional nuclear reactor, take a look at the renderings of our Xe-100 plant on slide 7. You will see a dramatically reduced footprint, and because of the increased safety of our TRISO-X fuel, our reactors have the flexibility to be located almost anywhere.

Slide: TRISO-X Fuel Intrinsic Safety

Turning to our TRISO-X fuel on slide 17. The U.S. Department of Energy describes TRISO fuel as “the most robust nuclear fuel on earth”. This characterization is driven by the fuel’s chemical and material properties where enriched uranium is encased in layers of ceramic and graphite. TRISO retains waste and fission products within the fuel pebble and even in the most adverse conditions is designed not to melt. The low reactor power density and self-regulating core design means that if cooling stops, the core naturally shuts down. At X-energy, we manufacture our own proprietary TRISO encapsulated fuel, which we call TRISO-X, to provide greater supply and quality control.

Slide: Fuel Facility Construction Progress

As you can see on slide 19, we currently have a pilot facility at Oak Ridge National Laboratory that has been operational since 2017. It features a commercial scale, singular process line for our TRISO-X patented fuel manufacturing process. We are presently producing kilogram batch quantities for commercial contracts, demonstrating our TRISO-X product and increasing demand. In October of this year, we broke ground on North America’s first commercial advanced nuclear fuel fabrication facility in Tennessee. The construction of this facility is supported by a portion of the funds from the DOE grant and you can see the rendering of the complete facility on slide 18.

Slide: North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility

To illustrate the shifting mindset that is occurring around nuclear, in determining the location of the fuel manufacturing site, we had several states vying for our facility. At the current location in Tennessee, the community rejected a proposed motor sports park on this particular plot of land and instead approved our nuclear fuel facility. This speaks volumes to this community’s acceptance of emerging and critical nuclear technologies.

Slide: Versatility Creates Opportunity for New Nuclear Applications

Turning to slide 20, the Xe-100 reactor not only provides conventional power generation, but its size and high temperature output creates opportunities for a variety of new applications, which we highlight here.

Slide: Versatility Creates Opportunity for New Nuclear Applications (Cont’d)

On slide 21 we double click into more detail on some select differentiated applications for our reactor technology. The ability to repurpose and reuse coal facility infrastructure both decreases the cost of a new construction per project while dramatically reducing greenhouse gas emissions. The small footprint of our reactors also enables onsite power generation for large industrial facilities.

Slide: X-energy’s Thermal Output is Well Positioned to Satisfy Most Industrial Applications

Continuing on that point, as you can see on slide 22, the high temperature steam output from our facilities is significantly valuable in a number of industrial applications.

We are working with current and potential customers on supporting these industrial applications. We aim to provide a cost-competitive, carbon-free process of power and heat for industrial facilities. This can enable large industrial players to reach their carbon reduction targets while also lowering their energy costs.

Slide: Growing Customer Pipeline

As a result of our leading technology, we are seeing strong demand for our products. We have a prospective customer pipeline of approximately 30 potential customers across a variety of end markets and geographies, including North America and Europe.

Slide: Meaningful Customer Support

As illustrated on slide 24 Ontario Power Generation, Canada’s third largest utility company, and one of the largest clean power producers in North America, signed a framework agreement in July of 2022 to deploy Xe-100 reactors for industrial applications across Canada. Xe-100 reactors can directly support heavy industry, including oil sands operations, mining applications and other industrial processes.

Shortly following that announcement, on August 9, 2022, Dow, one of the world’s largest diversified chemical manufacturing companies, signed a letter of intent to build the Xe-100 to provide heat and power to a Dow facility in the Gulf Coast by 2030. This is the first time an industrial manufacturer has announced its intention to deploy small modular reactors into its operations.

Slide: Clean Energy Transition Drives Market Opportunity

Underpinning our demand is a highly-supportive macro, regulatory and political backdrop. We are seeing powerful tailwinds in the clean energy space, with a significant total addressable market for advanced nuclear.

As David touched on earlier and as shown on slides 28 & 29, in the U.S., Canada and the U.K. alone, 471 giga-watts will be needed to be installed by 2040 to both (i) offset retirement of existing coal and fossil fuel facilities and (ii) meet expected growth in energy demand, of which 67 gigawatts of capacity is expected to come from SMRs. This represents a cumulative revenue opportunity of approximately $500 billion for plants constructed by 2040 and is expected to increase to approximately $1 trillion for plants constructed by 2050. The Xe-100’s versatility expands the addressable market beyond power generation to also include industrial heat and other decarbonization applications.

Slide: Policymakers Recognize the Importance of Nuclear to Address the Global Need for Clean Power

Each day in the US we continue to see strong bi-partisan support for nuclear energy, with billions of dollars allocated in every recent significant energy-related legislation, most notably the Inflation Reduction Act and the Infrastructure Act. Legislative and executive-branch support is occurring under both Republican and Democratic administrations and Congresses.

Slide: Support for Nuclear Continues to Gain Momentum

And as you can see on slide 33, states such as Virginia, Indiana, Montana, Wyoming and Washington have all enacted, or are in the process of enacting, legislation that is supportive of adopting SMR technologies.

Slide: Inflation Reduction Act Represents a Significant Increase in U.S. Government Support for the Advanced Nuclear Industry On the Inflation Reduction Act specifically, which is outlined on slides 31 & 32, the U.S. government is providing tax credits of up to $830 million for a standard Xe-100 plant. These are similar to the tax credits provided to the solar industry in 2006, which has since seen a growth rate of more than 200-fold since the legislation was enacted. The IRA has also increased the DOE’s loan guarantee program to $250 billion, which could be applicable to certain advanced nuclear projects.

We are proud of the technology advancements our team has developed and are excited about the demand environment that underpins our future growth. We are committed to meeting the needs for clean, safe and reliable energy across the globe.

Slide: Financial Summary

With that, I would like to turn it over to Mark Mize, our Chief Financial Officer who will walk you through our financial and business model and provide a transaction overview.

Mark Mize – Chief Financial Officer, X-energy

Thanks, Clay.

I will give an overview of why our CapEx-light, services-driven business model is a very attractive proposition as it relates to the financial metrics followed by an overview of the transaction.

Slide: Asset-Lite, Services-Driven Business Model Drives Attractive Financial Metrics

As we highlight on slide 36, we expect to generate revenue through our three main offerings: reactors, services, and fuel.

The revenue stream from reactors includes licensing fees for the use of X-energy’s proprietary technology and project services from coordinating the assembly and supporting construction with our customers and third-party vendors. We do not anticipate holding inventory associated with the assembly and construction itself, which significantly reduces the amount of capital we need to operate our business.

Utilizing our knowledge and expertise on licensing, construction, procurement and other processes, we plan to provide customers with a full suite of value-added services during development of the reactor, including project planning, regulatory support and procurement support. At the same time, we expect to generate long-term recurring revenue from ongoing operating and maintenance services through the more than 60-year life of a facility.

Lastly, we will provide customers with initial fuel load and generate additional long-term recurring revenue streams from our own proprietary fuel, TRISO-X that is required to refuel plants over the life of a facility.

We do not expect to bear any inventory risk related to uranium or fuel and will provide only services for customers. We will also not have any responsibility for spent fuel management.

Slide: Illustrative Unit Economics: Xe-100 4 Pack (320 MWe)

On slide 37 we show an illustration of the economics and timeline for the design, construction and long-term services related to the delivery of an Xe-100 four pack reactor. As you can see, our business model is diversified and designed to generate revenue over the full 60+ year lifecycle of a customer facility. For a first-of-a-kind reactor, we expect to generate licensing fees of $75 million of which 40% is earned four to five years prior to the commercial operational date of the plant with the remainder paid upon completion. Our customers have already shown a willingness to pay for upfront technology licensing, and over time as we develop efficiencies in assembly and construction, we expect total construction costs to decline, while licensing fees to increase to $250 million. Relating to Fuel, we expect to generate $45-50 million in initial fuel load revenues and then $10 million each year for refueling over the 60-year life of the reactor. Finally, we will provide several value-add services during the planning, construction and on-going operating life of the reactor. Our team’s unique expertise in navigating the permitting process, construction project management and navigating the NRC and other governmental agencies are some of the key value-added services that we will provide to our clients.

Slide: Illustrative Unit Economics: Xe-100 4-Pack (320 MWe) (Cont’d)

On slide 38, using the timeline from the previous slide, we show the estimated dollar revenues and gross profit of an Nth-of-a-kind reactor from the initial planning and licensing phase before commercial operation through long-term fuel and services for the life of the reactor. As you can see, the licensing fees and services paid for 5 to 6 years prior to the first commercial operations date on a facility are meaningful and they accelerate our cash flow generation and therefore the timeframe to become cash flow positive. Most importantly, we expect to generate $2.0-$2.5 billion of revenue and ~$500-600 million of gross profit through the lifetime of our facility, highlighting the attractive and long-term nature of our cash flows.

Slide: Delivery Schedule & Other Key Assumptions

On slide 39, we highlight our expectations on the number of 4-pack reactors we believe we can deliver with Year 0 referring to the date of our anticipated first Xe-100 4-pack deployment. We believe we can scale to five to seven 4-packs deployed by year 2, and in a steady-state, we believe we will deliver approximately twelve to twenty 4-packs per year, representing approximately 5 GW of supply annually, which we believe is supportable based on our significant TAM opportunity for power generation, industrial heat and beyond-the-meter applications.

The combination of the number of reactors, illustrative economics of each reactor and the other key assumptions shown on the right should help investors draw their own conclusions on the revenues, EBITDA, capex and free cash flow of the business. For ARDP specifically, we expect to recognize roughly $2 billion of revenues from the ARDP cost sharing program from 2023-2027 as we build our initial Xe-100 reactor in Washington state, split $1.2 billion from government funding and the remaining costs assumed to be financed by our utility partner, subject to ongoing negotiations. These revenues will cover 80-85% of the direct costs associated with finishing (i) the design & licensing of the Xe-100, (ii) the assembly & construction of the first 4-pack Xe-100 reactor and (iii) the construction of the 16 MTU Fuel Fabrication Facility.

Our only meaningful capex is associated with our Fuel Fabrication Facilities, which we believe will deliver a revolutionary product to each one of our Xe-100 customers and to third-party operators of Gen IV TRISO-X fueled reactors.

As described, we are an asset-light business. We do not intend to own any of our plants or take inventory of our plants or fuel. Our customers pay X-energy for our products and services as costs are incurred. As such we have limited working capital needs and strong cash flow characteristics.

Further, as laid out under our key assumptions, we anticipate being cash flow breakeven upon receiving pre-COD revenue related to the first 1-3 Xe-100 4-pack commercial sales.

In summary, we have assembled a strong management team that is intensely focused on project delivery because that it is what will truly distinguish us as a company moving forward. We plan to utilize our CapEx-light, services-driven business model to generate consistent and recurring revenue, strong operating margins, and robust free cash flow for our investors.

Slide: Transaction Overview

Moving to the transaction overview on slide 41.

AAC, which holds over $1 billion of cash-in-trust subject to redemptions, will combine with X-energy at a pre-money equity value of $2 billion. We think this is a highly attractive valuation entry point given current market benchmarks and X-energy’s position as the leading Generation 4 SMR technology.

As part of the transaction, X-energy expects up to $1.1 billion of gross proceeds, subject to redemptions. $75 million has already been secured from institutional and strategic investors in a private round of financing, including $30 million from Ares and $45 million from Ontario Power Generation and Segra Capital Management, a leading nuclear energy-focused hedge fund. In addition, Ares has committed to fund an additional $45 million concurrent with the closing of the SPAC merger. These investments are in addition to approximately $58 million in interim financing raised this year from investors led by Dow and Curtiss-Wright Corporation. All the proceeds from the transaction (after transaction costs) are expected to be held as cash on the balance sheet and will be used to complete design & licensing of the Xe-100 and construction of the Fuel Fabrication Facility.

X-energy’s existing security holders are rolling over 100% of their equity and are expected to hold over 60% of the combined company, subject to redemptions by AAC’s existing stockholders.

I will now hand it back to Clay for his closing comments.

J. Clay Sell – CEO, X-energy

Thanks, Mark. In closing, we believe we are well-positioned to drive long-term shareholder value as numerous tailwinds drive our future growth.

•

Our advanced SMR technology provides a simple, reliable solution, with enhanced safety, lower cost and faster construction times versus other SMR and conventional nuclear competitors, including carbon-intensive power and industrial applications.

•	We have a growing prospective customer pipeline, with over 30 potential customers across North America and Europe.

•	We have strong government support across both sides of the aisle, with substantial tax benefits from the recently passed Inflation Reduction Act, coupled with significant funding from the DOE.

•	X-energy’s CapEx-light, services-driven business model includes technology licensing, fuel sales and long-term recurring service offering and is designed to drive attractive free cash flow generation.

•

X-energy has a forward-thinking team with an average of 25-plus years of experience in the nuclear and/or energy sectors. Management has deep capabilities in design, operations, government relations and public markets and is supported by more than 120 team members with advanced degrees in engineering and science.

•

And finally, we have the confidence of Ares, and we believe the support from their team provides differentiated strategic and financial benefits to help accelerate our growth strategy and create long-term value.

As you can see, we are very excited for the future. With that, I thank you for your time and interest in X-energy.

…..

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-Energy Reactor Company, LLC (“X-energy”), Ares Acquisition Corporation (“AAC”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS

Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium;

(15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID 19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.